Exhibit 99.(a)(1)(D)

Dear HPU Holders,

Please be advised that the expiration date for our offer to exchange shares of our High Performance Common Stock for cash and/or shares of our regular common stock, as described in the Offer to Exchange Letter dated June 26, 2015 (as amended) previously mailed to you, has been extended to Friday, July 31, 2015 at 5:00 p.m. Eastern Time.

If you have already tendered your HPU Shares, you do not need to take any further action. If you have any questions, please contact Geoff Dugan at:

iStar Financial Inc.

Attention: Geoffrey Dugan, General Counsel, Corporate & Secretary

One Sansome Street, 30th Floor

San Francisco, CA 94104

Fax: (415) 367-8994

E-mail: hpuoffer@istar.com